NEWCASTLE DISTRIBUTORS, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2015
SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	30,599
less nonallowable assets from Statement of Financial Condition		(21,627)
Total ownership equity qualified for Net Capital		8,972
Haircuts on securities		(5)
Net Capital		8,967
Aggregate indebtedness		24,309
Minimum net capital required (6 2/3% of liabilities)		1,621

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	5,000
Excess net capital	3,967

COMPUTATION OF AGGREGATE INDEBTEDNESS

(A) - 10% of Total aggreate indebteness	2,431
(B) - 120% of Minimum net capital requirement	6,000

Net Capital Less the greater of (A) or (B)	$	2,967
Percentage of Aggregate Indebtedness to Net Capital		271.09%